Exhibit 99.1

For Immediate Release

October 26, 2011

SAP Reports Record Third Quarter 2011 Software Revenue

•	7th Consecutive Quarter of Double-Digit Growth in Non-IFRS Software and Software-Related Service Revenue

•	27% Increase in Third Quarter Non-IFRS Operating Profit at Constant Currencies Leads to 3.0 Percentage Point Increase in Non-IFRS Operating Margin at Constant Currencies

•	36% Increase in Third Quarter Non-IFRS Earnings Per Share

•	€3 Billion in Operating Cash Flow for the First Nine Months 2011 – 45% Increase Year-over-Year

•	Third Quarter IFRS Operating Profit and Operating Margin Positively Impacted by Reduction of TomorrowNow Litigation Provision by €723 million

•	SAP Reiterates the High End of its Full Year 2011 Outlook

WALLDORF, Germany — October 26, 2011 — SAP AG (NYSE: SAP) today announced its financial results for the third quarter ended September 30, 2011.

“We are very pleased with the exceptionally strong top-line growth this quarter. Continued efficiency gains combined with operational excellence led to a very strong operating margin performance,” said Werner Brandt, CFO of SAP. “Our momentum puts us on pace to achieve a record cash flow year.”

“SAP’s third quarter software revenue grew at its fastest rate in a decade because customers are shifting their investments to software that helps them grow and innovate. Our core solutions together with our industry-leading innovation in mobility, in-memory computing and cloud deliver exceptional value to our customers across all regions and industries,” said Bill McDermott, Co-CEO of SAP. “This is a growth company executing on a powerful vision.”

“Our strong performance and market share gains clearly show that our customer-focused innovation strategy is winning,” said Jim Hagemann Snabe, Co-CEO of SAP. “Delivering innovations in non-disruptive steps reduces the costs for our customers so they can invest in our breakthrough technologies to speed up decisions, strengthen customer relationships and drive growth. When our customers win, we win.”

SAP Reports Third Quarter 2011 Results	Page 2

FINANCIAL HIGHLIGHTS — Third Quarter 2011

	Third Quarter 20111)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q3 2011	Q3 2010	% change	Q3 2011	Q3 2010	% change	% change const. curr.3)
Software revenue	841	656	28%	841	656	28%	32%
Support revenue	1,757	1,559	13%	1,758	1,595	10%	13%
Software and software-related service revenue	2,691	2,316	16%	2,692	2,352	14%	18%
Total revenue	3,409	3,003	14%	3,410	3,039	12%	15%
Total operating expenses	-1,650	-2,287	-28%	-2,279	-2,124	7%	10%
Operating profit	1,759	716	146%	1,131	915	24%	27%
Operating margin (%)	51.6	23.8	27.8pp	33.2	30.1	3.1pp	3.0pp
Profit after tax	1,251	501	150%	860	629	37%
Basic earnings per share (€)	1.05	0.42	150%	0.72	0.53	36%
Number of employees (FTE)	54,589	52,921	3%	na	na	na	na

1)	All figures are unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring and discontinued activities.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Revenue — Third Quarter 2011

•	IFRS software revenue was €841 million (2010: €656 million), an increase of 28% (32% at constant currencies).

•	IFRS software and software-related service revenue was €2.69 billion (2010: €2.32 billion), an increase of 16%. Non-IFRS software and software-related service revenue was €2.69 billion (2010: €2.35 billion), an increase of 14% (18% at constant currencies).

•	IFRS total revenue was €3.41 billion (2010: €3.00 billion), an increase of 14%. Non-IFRS total revenue was €3.41 billion (2010: €3.04 billion), an increase of 12% (15% at constant currencies).

Third quarter 2011 non-IFRS software and software-related service revenue and total revenue exclude a deferred support revenue write-down from acquisitions of €1 million (2010: €36 million).

SAP Reports Third Quarter 2011 Results	Page 3

Profit — Third Quarter 2011

•	IFRS operating profit was €1.76 billion (2010: €716 million), an increase of 146%. Non-IFRS operating profit was €1.13 billion (2010: €915 million), an increase of 24% (27% at constant currencies).

•

IFRS operating margin was 51.6% (2010: 23.8%), an increase of 27.8 percentage points. Non-IFRS operating margin was 33.2% (2010: 30.1%), or 33.1% at constant currencies, an increase of 3.1 percentage points (3.0 percentage points at constant currencies).

•

IFRS profit after tax was €1.25 billion (2010: €501 million), an increase of 150%. Non-IFRS profit after tax was €860 million (2010: €629 million), an increase of 37%. IFRS basic earnings per share was €1.05 (2010: €0.42), an increase 150%. Non-IFRS basic earnings per share was €0.72 (2010: €0.53), an increase of 36%.

•	The IFRS and non-IFRS effective tax rates in the third quarter of 2011 were 28.7% (2010: 27.3%) and 23.3% (2010: 28.5%), respectively.

Third quarter 2011 non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €1 million, acquisition-related charges of €110 million, profit from discontinued activities of €723 million, share-based compensation expenses of -€17 million and restructuring expenses of €1 million (2010: €36 million, €89 million, expenses of €45 million, €31 million and -€2 million). Third quarter 2011 non-IFRS profit after tax and non-IFRS basic earnings per share exclude a deferred support revenue write-down from acquisitions of €1 million, acquisition-related charges of €74 million, profit from discontinued activities of €454 million, share-based compensation expenses of -€13 million and restructuring expenses of €1 million (2010: €24 million, €64 million, expenses of €20 million, €22 million and -€1 million) net of tax.

FINANCIAL HIGHLIGHTS — Nine Months 2011

	Nine Months 20111)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	9M 2011	9M 2010	% change	9M 2011	9M 2010	% change	% change const. curr.3)
Software revenue	2,226	1,757	27%	2,226	1,757	27%	31%
Support revenue	5,093	4,479	14%	5,119	4,515	13%	15%
Software and software-related service revenue	7,597	6,521	17%	7,623	6,557	16%	18%
Total revenue	9,733	8,406	16%	9,759	8,442	16%	18%
Total operating expenses	-6,520	-6,359	3%	-6,830	-6,057	13%	15%
Operating profit	3,213	2,047	57%	2,929	2,386	23%	25%
Operating margin (%)	33.0	24.4	8.6pp	30.0	28.3	1.7pp	1.7pp
Profit after tax	2,242	1,379	63%	2,091	1,629	28%
Basic earnings per share (€)	1.88	1.16	62%	1.76	1.37	28%
Number of employees (FTE)	54,589	52,921	3%	na	na	na	na

1)	All figures are unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring and discontinued activities.

SAP Reports Third Quarter 2011 Results	Page 4

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Revenue — Nine Months 2011

•	IFRS software revenue was €2.23 billion (2010: €1.76 billion), an increase of 27% (31% at constant currencies).

•

IFRS software and software-related service revenue was €7.60 billion (2010: €6.52 billion), an increase of 17%. Non-IFRS software and software-related service revenue was €7.62 billion (2010: €6.56 billion), an increase of 16% (18% at constant currencies).

•	IFRS total revenue was €9.73 billion (2010: €8.41 billion), an increase of 16%. Non-IFRS total revenue was €9.76 billion (2010: €8.44 billion), an increase of 16% (18% at constant currencies).

Nine months 2011 Non-IFRS software and software-related service revenue as well as total revenue exclude a deferred support revenue write-down from acquisitions of €26 million (2010: €36 million).

Profit — Nine Months 2011

•	IFRS operating profit was €3.21 billion (2010: €2.05 billion), an increase of 57%. Non-IFRS operating profit was €2.93 billion (2010: €2.39 billion), an increase of 23% (25% at constant currencies).

•

IFRS operating margin was 33.0% (2010: 24.4%), an increase of 8.6 percentage points. Non-IFRS operating margin was 30.0% (2010: 28.3%), or 30.0% at constant currencies, an increase of 1.7 percentage points (1.7 percentage points at constant currencies).

•

IFRS profit after tax was €2.24 million (2010: €1.38 billion), an increase of 63%. Non-IFRS profit after tax was €2.09 billion (2010: €1.63 billion), an increase of 28%. IFRS basic earnings per share was €1.88 (2010: €1.16), an increase of 62%. Non-IFRS basic earnings per share was €1.76 (2010: €1.37), an increase of 28%.

•	The IFRS and non-IFRS effective tax rates in the first nine months 2011 were 28.7% (2010: 26.9%) and 26.7% (2010: 27.1%), respectively.

Nine months 2011 non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €26 million, acquisition-related charges of €333 million, profit from discontinued activities of €711 million, share-based compensation expenses of €66 million and restructuring expenses of €2 million (2010: €36 million, €209 million, expenses of €46 million, €49 million and -€1 million). Nine months 2011 non-IFRS profit after tax and non-IFRS basic earnings per share exclude a deferred support revenue write-down from acquisitions of €17 million, acquisition-related charges of €224 million, profit from discontinued activities of €442 million, share-based compensation expenses of €48 million and restructuring expenses of €2 million (2010: €24 million, €152 million, expenses of €38 million, €36 million and €0 million) net of tax.

SAP Reports Third Quarter 2011 Results	Page 5

Cash Flow — Nine Months 2011

Operating cash flow was €2.97 billion (2010: €2.05 billion), an increase of 45%. Free cash flow was €2.64 billion (2010: €1.85 billion), an increase of 42%. Free cash flow was 27% of total revenue (2010: 22%). At September 30, 2011, SAP had a total group liquidity of €4.93 billion (December 31, 2010: €3.53 billion), which includes cash and cash equivalents and short term investments. Net liquidity at September 30, 2011 was €1.00 billion compared to -€850 million at December 31, 2010. This is mainly due the positive development of the operating cash flow in the first nine months of 2011.

Given SAP’s strong free cash flow generation over the first nine months of 2011, the Company plans to further evaluate buying back shares in the future. On September 30, 2011, the Company held approximately 38 million treasury shares (approximately 3.1% of total shares outstanding) at an average price of €36.05. In the first nine months of 2011, the Company bought back 3.6 million shares at an average price of €43.84 (total amount: €158 million). These stock purchases were mainly in connection with SAP’s share-based compensation plans.

Business Outlook

SAP’s pipeline continues to remain very strong and companies continue to invest in IT, in particular in innovative software solutions. Due to the ongoing uncertain macroeconomic environment, the Company’s outlook for the full year 2011 remains unchanged from its previous guidance reported on July 26th, 2011 (except for the IFRS effective tax rate):

•

The Company expects full-year 2011 non-IFRS software and software-related service revenue to increase in a range of 10% – 14% at constant currencies (2010: €9.87 billion), but expects to reach the high end of the range.

•

The Company expects full-year 2011 non-IFRS operating profit to be in a range of €4.45 billion – €4.65 billion at constant currencies (2010: €4.01 billion), but expects to reach the high end of the range, resulting in 2011 non-IFRS operating margin increasing in a range of 0.5—1.0 percentage points at constant currencies (2010: 32.0%).

•	The Company projects a full-year 2011 IFRS effective tax rate of 28.5% – 29.5% (2010: 22.5%) and a non-IFRS effective tax rate of 27.5%—28.5% (2010: 27.3%).

Additional Information

Third quarter and year-to-date 2011 revenue, profit and cash flow figures include the revenue, profits and cash flows from Sybase. For the prior-year periods those numbers were only included since the acquisition (July 26, 2010).

SAP Reports Third Quarter 2011 Results	Page 6

For a more detailed description of the non-IFRS adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/investor).

SAP has completed a review of the appropriate re-measurement of the provision recorded for the TomorrowNow litigation following the motion granted by the judge on the original jury verdict. The judge’s decision vacated the original verdict of $1.3 billion, but gave Oracle the choice of accepting $272 million or seeking a new trial. The deadline for Oracle to make that choice will vary depending on the outcome and timing of a ruling on Oracle’s motion for an early appeal. If the early appeal is denied and Oracle rejects the reduced damages of $272 million, then there will be a new trial to determine damages.

The re-measurement of the provision additionally reflects currency exchange rate changes, changes in the estimate of related legal expenses and the fact that TomorrowNow reached an agreement in the copyright case with the United States Department of Justice in the third quarter for $20 million. As this amount was paid in the third quarter it is no longer included in the provision recorded for the litigation.

While the resulting re-measurement of the TomorrowNow litigation provision favorably impacts SAP’s IFRS operating profit and margin it does not have an effect on SAP’s non-IFRS operating profit and margin.

Major Customer Wins

In the third quarter of 2011, SAP closed the following major contracts.

EMEA

TOTAL SA, Unilever PLC, AOK, DekaBank Deutsche Girozentrale, Givaudan Suisse SA, Royal Bank of Scotland Group Plc

Americas

Automercados S.A. de C. V, Johnson Controls, Inc., American Railcar Industries, Inc, Waters Corporation, Bristol-Myers Squibb Company, Pacific Coast Building Products

Asia Pacific/Japan

Assam Power Distribution Company Ltd., Beijing Toread Outdoor Products Co., Union Steel Mfg. Co., Ltd., Maharashtra State Electricity, Transfield Services Limited, Far East Organization

SAP Business ByDesign

SOUPLETUBE, Markwins International Corp, INFORA GmbH, AbsolutData Research & Analytics, Wireless Advanced Communications, SolarBridge Technologies, Marsulex Environmental Technologies Corp, BIOBASE GmbH

Q3 2011 Interim Report

SAP’s Q3 2011 Interim Report was published today and is available at www.sap.com/investor for download. The interim report includes an update on SAP’s sustainability performance.

SAP Reports Third Quarter 2011 Results	Page 7

Webcast

SAP senior management will host a conference call Wednesday, October 26th at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 176,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2011 SAP AG. All rights reserved.

SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.

Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company. Sybase and Adaptive Server, iAnywhere, Sybase 365, SQL Anywhere, and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. Sybase is an SAP company.

All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

These materials are subject to change without notice. These materials are provided by SAP AG and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

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SAP Reports Third Quarter 2011 Results	Page 8

For more information, financial community only:

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Follow SAP Investor Relations on Twitter at @sapinvestor.

Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE THIRD QUARTER 2011

(Condensed and Unaudited)

Page

Financial Statements (IFRS)
Income Statements – Quarter	F1
Income Statements – Nine Months	F2
Statements of Financial Position	F3
Statements of Cash Flows	F5

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers	F6 to F7
Revenue by Region	F8 to F9

Financial Statements (IFRS)

CONSOLIDATED INCOME STATEMENT

for the three months ended September 30

€ millions, unless otherwise stated	2011	2010	Change in %
Software revenue	841	656	28
Support revenue	1,757	1,559	13
Subscription and other software-related service revenue	93	101	–8
Software and software-related service revenue	2,691	2,316	16
Consulting revenue	578	565	2
Other service revenue	140	122	15
Professional services and other service revenue	718	687	5
Total revenue	3,409	3,003	14

Cost of software and software-related services	–513	–469	9
Cost of professional services and other services	–537	–530	1
Research and development	–436	–453	–4
Sales and marketing	–721	–642	12
General and administration	–168	–157	7
Restructuring	–1	2	–150
TomorrowNow litigation	723	–45	–1,707
Other operating income/expense, net	3	7	–57
Total operating expenses	–1,650	–2,287	–28
Operating profit	1,759	716	146

Other non-operating income/expense, net	0	–13	–100
Finance income	29	24	19
Finance Cost TomorrowNow litigation	7	0	N/A
Other finance costs	–38	–38	0
Finance costs	–31	–38	–20
Financial income, net	–2	–14	–86
Profit before tax	1,757	689	155

Income tax TomorrowNow litigation	–276	17	–1,724
Other income tax expense	–229	–205	12
Income tax expense	–505	–188	169
Profit after tax	1,251	501	150
Profit attributable to non-controlling interests	0	1	–100
Profit attributable to owners of parent	1,251	500	150

Basic earnings per share, in €*	1.05	0.42	150
Diluted earnings per share, in €*	1.05	0.42	150

*	For the three months ended September 30, 2011 and 2010 the weighted average number of shares were 1,190 million (Diluted: 1,190 million) and 1,188 million (Diluted: 1,188 million), respectively (treasury stock excluded).

F1

CONSOLIDATED INCOME STATEMENT

for the nine months ended September 30

€ millions, unless otherwise stated	2011	2010	Change in %
Software revenue	2,226	1,757	27
Support revenue	5,093	4,479	14
Subscription and other software-related service revenue	278	285	–2
Software and software-related service revenue	7,597	6,521	17
Consulting revenue	1,726	1,572	10
Other service revenue	410	313	31
Professional services and other service revenue	2,136	1,885	13
Total revenue	9,733	8,406	16

Cost of software and software-related services	–1,503	–1,281	17
Cost of professional services and other services	–1,672	–1,478	13
Research and development	–1,402	–1,243	13
Sales and marketing	–2,140	–1,858	15
General and administration	–515	–461	12
Restructuring	–2	1	–300
TomorrowNow litigation	711	–46	–1,646
Other operating income/expense, net	3	7	–57
Total operating expenses	–6,520	–6,359	3
Operating profit	3,213	2,047	57

Other non-operating income/expense, net	–34	–136	–75
Finance income	78	52	50
Finance costs TomorrowNow litigation	7	0	N/A
Other finance costs	–119	–77	55
Finance costs	–112	–77	45
Financial income, net	–34	–25	36
Profit before tax	3,145	1,886	67

Income tax TomorrowNow litigation	–276	18	–1,633
Other income tax expense	–626	–525	19
Income tax expense	–902	–507	78
Profit after tax	2,242	1,379	63
Profit attributable to non-controlling interests	1	2	–50
Profit attributable to owners of parent	2,241	1,377	63

Basic earnings per share, in €*	1.88	1.16	62
Diluted earnings per share, in €*	1.88	1.16	62

*	For the nine months ended September 30, 2011 and 2010 the weighted average number of shares were 1,189 million (Diluted: 1,190 million) and 1,188 million (Diluted: 1,189 million), respectively (treasury stock excluded).

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as at September 30, 2011 and December 31, 2010

€ millions	2011	2010
Cash and cash equivalents	3,911	3,518
Other financial assets	1,150	158
Trade and other receivables	2,530	3,099
Other non-financial assets	224	181
Tax assets	157	187
Assets held for sale	28	0
Total current assets	8,000	7,143

Goodwill	8,441	8,428
Intangible assets	2,081	2,376
Property, plant, and equipment	1,497	1,449
Other financial assets	541	475
Trade and other receivables	72	78
Other non-financial assets	36	31
Tax assets	131	122
Deferred tax assets	440	737
Total non-current assets	13,239	13,696
Total assets	21,239	20,839

F3

€ millions	2011	2010
Trade and other payables	809	923
Tax liabilities	128	164
Financial liabilities	177	142
Other non-financial liabilities	1,325	1,726
Provision TomorrowNow litigation	230	997
Other provisions	312	290
Provisions	542	1,287
Deferred income	1,536	911
Liabilities held for sale	10	0
Total current liabilities	4,527	5,153

Trade and other payables	46	30
Tax liabilities	437	369
Financial liabilities	4,007	4,449
Other non-financial liabilities	85	85
Provisions	239	292
Deferred tax liabilities	499	574
Deferred income	60	63
Total non-current liabilities	5,373	5,862
Total liabilities	9,900	11,015

Issued capital	1,228	1,227
Share premium	395	337
Retained earnings	11,277	9,767
Other components of equity	–201	–142
Treasury shares	–1,368	–1,382
Equity attributable to owners of parent	11,331	9,807

Non-controlling interests	8	17
Total equity	11,339	9,824
Equity and liabilities	21,239	20,839

F4

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the nine months ended September 30

€ millions	2011	2010
Profit after tax	2,242	1,379
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	536	370
Income tax expense	902	507
Finance income and finance costs, net	34	25
Gains/losses on disposals of non-current assets	2	2
Decrease/increase in sales and bad debt allowances on trade receivables	0	–9
Other adjustments for non-cash items	30	36
Decrease/increase in trade receivables	473	515
Decrease/increase in other assets	–58	–371
Decrease/increase in trade payables, provisions and other liabilities	–1,184	–328
Decrease/increase in deferred income	667	553
Cash flows due to TomorrowNow litigation	–32	–3
Interest paid	–109	–48
Interest received	65	49
Income taxes paid, net of refunds	–602	–625
Net cash flows from operating activities	2,966	2,052

Business combinations, net of cash and cash equivalents acquired	–66	–4,184
Purchase of intangible assets and property, plant and equipment	–329	–200
Proceeds from sales of intangible assets or property, plant, and equipment	26	23
Purchase of equity or debt instruments of other entities	–1,560	–687
Proceeds from sales of equity or debt instruments of other entities	518	1,248
Net cash flows from investing activities	–1,411	–3,800

Purchase of non-controlling interests	–24	0
Dividends paid	–713	–594
Purchase of treasury shares	–158	–220
Proceeds from reissuance of treasury shares	170	109
Proceeds from issuing shares (share-based compensation)	34	26
Proceeds from borrowings	519	5,019
Repayments of borrowings	–1,005	–1,721
Net cash flows from financing activities	1,177	2,619

Effect of foreign exchange rates on cash and cash equivalents	15	73
Net decrease/increase in cash and cash equivalents	393	944
Cash and cash equivalents at the beginning of the period	3,518	1,884
Cash and cash equivalents at the end of the period	3,911	2,828

F5

Supplementary Financial Information

RECONCILIATIONS FROM NON-IFRS NUMBERS TO IFRS NUMBERS

(Unaudited)

The following table presents a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended September 30
€ millions, unless otherwise stated	2011					2010			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Non-IFRS Revenue Numbers
Software revenue	841	0	841	26	867	656	0	656	28	28	32
Support revenue	1,757	1	1,758	47	1,805	1,559	36	1,595	13	10	13
Subscription and other software- related service revenue	93	0	93	1	94	101	0	101	–8	–8	–7
Software and software-related service revenue	2,691	1	2,692	74	2,766	2,316	36	2,352	16	14	18
Consulting revenue	578	0	578	19	597	565	0	565	2	2	6
Other service revenue	140	0	140	4	144	122	0	122	15	15	18
Professional services and other service revenue	718	0	718	23	741	687	0	687	5	5	8
Total revenue	3,409	1	3,410	97	3,507	3,003	36	3,039	14	12	15

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	–513	70	–443			–469	59	–410	9	8
Cost of professional services and other services	–537	3	–534			–530	10	–520	1	3
Research and development	–436	–4	–440			–453	12	–441	–4	0
Sales and marketing	–721	19	–702			–642	30	–612	12	15
General and administration	–168	5	–163			–157	9	–148	7	10
Restructuring	–1	1	0			2	–2	0	–150	0
TomorrowNow litigation	723	–723	0			–45	45	0	–1,707	0
Other operating income/expense, net	3	0	3			7	0	7	–57	–57
Total operating expenses	–1,650	–629	–2,279	–68	–2,347	–2,287	163	–2,124	–28	7	10

Non-IFRS Profit Numbers
Operating profit	1,759	–628	1,131	29	1,160	716	199	915	146	24	27
Other non-operating income/expense, net	0	0	0			–13	–8	–21	–100	–100
Finance income	29	0	29			24	0	24	19	19
Finance Cost TomorrowNow litigation	7	–7	0			0	0	0	N/A	0
Other finance costs	–38	0	–38			–38	0	–38	0	0
Finance costs	–31	–7	–38			–38	0	–38	–20	0
Financial income, net	–2	–7	–9			–14	0	–14	–86	–36	–86
Profit before tax	1,757	–635	1,122			689	191	880	155	28
Income tax TomorrowNow litigation	–276	276	0			17	–17	0	–1,724	0
Other income tax expense	–229	–32	–261			–205	–46	–251	12	4
Income tax expense	–505	244	–261			–188	–63	–251	169	4
Profit after tax	1,251	–391	860			501	128	629	150	37
Profit attributable to non - controlling interests	0	0	0			1	0	1	–100	–100
Profit attributable to owners of parent	1,251	–391	860			500	128	628	150	37

Non-IFRS Key Ratios
Operating margin in %	51.6		33.2		33.1	23.8		30.1	27.8pp	3.1pp	3.0pp
Effective tax rate in %	28.7		23.3			27.3		28.5	1.4pp	–5.2pp
Basic earnings per share, in €*	1.05		0.72			0.42		0.53	150	36

F6

	Nine months ended September 30
€ millions, unless otherwise stated	2011					2010			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Non-IFRS Revenue Numbers
Software revenue	2,226	0	2,226	78	2,304	1,757	0	1,757	27	27	31
Support revenue	5,093	26	5,119	61	5,180	4,479	36	4,515	14	13	15
Subscription and other software-related service revenue	278	0	278	1	279	285	0	285	–2	–2	–2
Software and software-related service revenue	7,597	26	7,623	140	7,763	6,521	36	6,557	17	16	18
Consulting revenue	1,726	0	1,726	34	1,760	1,572	0	1,572	10	10	12
Other service revenue	410	0	410	7	417	313	0	313	31	31	33
Professional services and other service revenue	2,136	0	2,136	41	2,177	1,885	0	1,885	13	13	15
Total revenue	9,733	26	9,759	181	9,940	8,406	36	8,442	16	16	18

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	–1,503	216	–1,287			–1,281	138	–1,143	17	13
Cost of professional services and other services	–1,672	28	–1,644			–1,478	13	–1,465	13	12
Research and development	–1,402	36	–1,366			–1,243	23	–1,220	13	12
Sales and marketing	–2,140	96	–2,044			–1,858	61	–1,797	15	14
General and administration	–515	23	–492			–461	22	–439	12	12
Restructuring	–2	2	0			1	–1	0	–300	0
TomorrowNow litigation	711	–711	0			–46	46	0	–1,646	0
Other operating income/expense, net	3	0	3			7	0	7	–57	–57
Total operating expenses	–6,520	–310	–6,830	–124	–6,954	–6,359	303	–6,057	3	13	15

Non-IFRS Profit Numbers
Operating profit	3,213	–284	2,929	57	2,986	2,047	339	2,386	57	23	25
Other non-operating income/expense, net	–34	0	–34			–136	9	–127	–75	–73
Finance income	78	0	78			52	0	52	50	50
Finance costs TomorrowNow litigation	7	–7	0			0	0	0	N/A	0
Other finance costs	–119	0	–119			–77	0	77	55	–255
Finance costs	–112	–7	–119			–77	0	–77	45	54
Financial income, net	–34	–7	–41			–25	0	–25	36	64
Profit before tax	3,145	–291	2,854			1,886	348	2,234	67	28
Income tax TomorrowNow litigation	–276	276	0			18	–18	0	–1,633	N/A
Other income tax expense	–626	–136	–762			–525	116	–409	19	86
Income tax expense	–902	140	–762			–507	–98	–605	78	26
Profit after tax	2,242	–151	2,091			1,379	250	1,629	63	28
Profit attributable to non-controlling interests	1	1	2			2	0	2	–50	0
Profit attributable to owners of parent	2,241	152	2,089			1,377	250	1,627	63	28

Non-IFRS Key Ratios

Operating margin in %	33.0		30.0		30.0	24.4		28.3	8.6pp	1.7pp	1.7pp
Effective tax rate in %	28.7		26.7			26.9		27.1	1.8pp	0.4pp
Basic earnings per share, in €*	1.88		1.76			1.16		1.37	62	28

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Differences may exist due to rounding.

F7

REVENUE BY REGION

(Unaudited)

The following table presents our IFRS and non-IFRS revenue by region based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended September 30
€ millions	2011					2010			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	356	0	356	5	361	287	0	287	24	24	26
Americas	321	0	321	21	342	253	0	253	27	27	35
Asia Pacific Japan	163	0	163	2	165	116	0	116	41	41	42
Software revenue	841	0	841	26	867	656	0	656	28	28	32

Software and software-related service revenue by region
Germany	420	0	420	0	420	369	0	369	14	14	14
Rest of EMEA	897	0	897	4	901	788	10	798	14	12	13
Total EMEA	1,316	0	1,316	4	1,320	1,158	10	1,168	14	13	13
United States	680	1	681	58	739	606	21	627	12	9	18
Rest of Americas	258	0	258	11	269	200	2	202	29	28	33
Total Americas	938	1	939	68	1,007	806	24	830	16	13	21
Japan	137	0	137	2	135	107	1	108	28	27	25
Rest of Asia Pacific Japan	300	0	300	3	303	246	1	247	22	21	23
Total Asia Pacific Japan	437	0	437	2	439	352	3	355	24	23	24
Software and software-related service revenue	2,691	1	2,692	74	2,766	2,316	36	2,352	16	14	18

Total revenue by region
Germany	577	0	577	0	577	521	0	521	11	11	11
Rest of EMEA	1,086	0	1,086	5	1,091	975	10	985	11	10	11
Total EMEA	1,663	0	1,663	6	1,669	1,496	10	1,506	11	10	11
United States	888	1	889	76	965	810	21	831	10	7	16
Rest ofst Americas	334	0	334	14	348	268	2	270	25	24	29
Total Americas	1,222	1	1,223	91	1,314	1,078	24	1,102	13	11	19
Japan	158	0	158	2	156	125	1	126	26	25	24
Rest of Asia Pacific Japan	366	0	366	3	369	304	1	305	20	20	21
Total Asia Pacific Japan	524	0	524	1	525	429	3	432	22	21	22
Total revenue	3,409	1	3,410	97	3,507	3,003	36	3,039	14	12	15

F8

	Nine months ended September 30
€ millions	2011					2010			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	929	0	929	7	936	747	0	747	24	24	25
Americas	870	0	870	66	936	694	0	694	25	25	35
Asia Pacific Japan	427	0	427	6	433	317	0	317	35	35	37
Software revenue	2,226	0	2,226	78	2,304	1,757	0	1,757	27	27	31

Software and software-related service revenue by region
Germany	1,148	0	1,148	0	1,148	1,040	0	1,040	10	10	10
Rest of EMEA	2,544	7	2,551	–13	2,538	2,197	10	2,207	16	16	15
Total EMEA	3,691	7	3,698	–13	3,685	3,237	10	3,247	14	14	13
United States	1,975	15	1,990	151	2,141	1,693	21	1,714	17	16	25
Rest of Americas	709	2	711	13	724	599	2	601	18	18	20
Total Americas	2,684	16	2,700	165	2,865	2,292	24	2,316	17	17	24
Japan	398	1	399	–12	387	315	1	316	26	26	22
Rest of Asia Pacific Japan	825	1	826	–1	825	678	1	679	22	22	22
Total Asia Pacific Japan	1,222	2	1,224	–12	1,212	993	3	996	23	23	22
Software and software-related service revenue	7,597	26	7,623	140	7,763	6,521	36	6,557	17	16	18

Total revenue by region

Germany	1,617	0	1,617	0	1,617	1,470	0	1,470	10	10	10
Rest of EMEA	3,143	7	3,150	–15	3,135	2,718	10	2,728	16	15	15
Total EMEA	4,760	7	4,767	–15	4,752	4,189	10	4,199	14	14	13
United States	2,591	15	2,606	196	2,802	2,231	21	2,252	16	16	24
Rest of Americas	930	2	932	16	948	790	2	792	18	18	20
Total Americas	3,521	16	3,537	214	3,751	3,021	24	3,045	17	16	23
Japan	450	1	451	–13	438	361	1	362	25	25	21
Rest of Asia Pacific Japan	1,003	1	1,004	–4	1,000	835	1	836	20	20	20
Total Asia Pacific Japan	1,453	2	1,455	–17	1,438	1,196	3	1,199	21	21	20
Total revenue	9,733	26	9,759	181	9,940	8,406	36	8,442	16	16	18

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Differences may exist due to rounding.

For a more detailed description of these adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/about/investor/index.epx).

F9